UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December, 2015

Commission File Number: 001-37368

ADAPTIMMUNE THERAPEUTICS PLC

(Translation of registrant’s name into English)

101 Park Drive, Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☐

Other Events

On December 17, 2015, Adaptimmune Therapeutics plc (“Adaptimmune” or the “Company”) announced that it has initiated a Phase I/II study of its affinity enhanced T-cell therapy targeting the MAGE-A10 cancer antigen in patients with locally advanced or metastatic (Stage IIIb or IV) non-small cell lung cancer (NSCLC), the most prevalent type of lung cancer representing approximately 85 percent of lung cancers.  The press release is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

The Company is also hereby providing notification that at the Annual General Meeting (the “AGM”) of the Company held in Oxfordshire, England on December, 17, 2015, all of the resolutions set out in the Notice of the AGM sent to shareholders were duly proposed and passed.

Details of the proxy votes received in relation to each of the resolutions (which are more particularly described in the Notice of the AGM) are as follows:

	For	Against	Total votes	% of votes cast in favor
Resolution 1	334,954,994	30,420	334,985,414	99.99%
Resolution 2	330,425,362	2,866,152	333,291,514	99.14%
Resolution 3	320,910,968	14,074,446	334,985,414	95.80%
Resolution 4	334,051,880	933,534	334,985,414	99.72%
Resolution 5	334,207,442	777,972	334,985,414	99.77%
Resolution 6	332,165,816	2,819,598	334,985,414	99.16%
Resolution 7	320,532,314	14,453,100	334,985,414	95.69%

Proxy forms which gave the Chairman discretion have been included in the “For” total.

The notice of the AGM is attached as Exhibit 99.2 hereto and is incorporated by reference herein.  The UK Annual Report is available to download or to print in PDF form from the investor relations section of the Company’s website at www.adaptimmune.com. The information contained in the UK Annual Report shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, unless expressly set forth by specific reference in such a filing.

Exhibits

99.1 Press release dated December 17, 2015

99.2 Notice of Annual General Meeting dated November 12, 2015

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adaptimmune Therapeutics plc

	By:	/s/ Margaret Henry
	Name:	Margaret Henry
	Title:	Corporate Secretary

Date: December 17, 2015

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